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Revised
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER

8-66240

RECD S.E.C.

MAY 30 2008

BOS

REPORT FOR THE PERIOD BEGINNING _____04/01/06_____ AND ENDING _____03/31/07_____
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sethi Financial Investments, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 Avenue K, Suite 101
(No. and Street)

Plano	TX	75074
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

JUN 09 2008

THOMSON REUTERS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (6-02)

OATH OR AFFIRMATION

I, ~~Praveen Sethi~~ James DeGregorio _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sethi Financial Investments, Inc.. _____ ,
as of March 31_____, 2007, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

DEBORAH G. MEANS
Notary Public, State of Texas
My Commission Expires
SEPT. 12, 2009

_____
Notary Public

_____
Signature

_____President_____
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)

<u>Revised</u>
REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
MARCH 31, 2007

AND

FOR THE PERIOD FROM INCEPTION
(APRIL 3, 2003) TO MARCH 31, 2007

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)

CONTENTS



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Sethi Financial Investments, Inc.

We have audited the accompanying statement of financial condition of Sethi Financial Investments, Inc. (a development stage corporation), as of March 31, 2007, and the related statements of income (loss), changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended March 31, 2007, and for the period from inception (April 3, 2003) to March 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sethi Financial Investments, Inc. as of March 31, 2007 and the results of its operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and its cash flows for the year ended March 31, 2007, and for the period from inception (April 3, 2003) to March 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
May 27, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Statement of Financial Condition
March 31, 2007

ASSETS

Cash	$	7,904
Receivable from broker-dealers		1,818
Other assets		182
	$	9,904

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	--
Stockholder's equity		
Capital stock, 100,000 shares authorized, with		
No par value, 100,000 shares issued and outstanding		1,000
Additional paid-in capital		69,343
Deficit accumulated during the development stage		(60,439)
Total stockholder's equity		9,904
	$	9,904

The accompanying notes are an integral part of these financial statements.

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Statement of Income (Loss)
For the Year Ended March 31, 2007 and For the Period
From Inception (April 3, 2003) to March 31, 2007

	For the Year Ended March 31, 2007	For the Period From Inception, (April 3, 2003) to March 31, 2007
Revenue		
Interest	$ 41	$ 66
Total revenue	41	66
Expenses		
Compensation and benefits	2,750	4,550
Clearing charges	3,300	7,922
Regulatory fees and expense	3,174	35,833
Other	5,705	12,200
Total expenses	14,929	60,505
Net income (loss)	$ (14,888)	$ (60,439)

The accompanying notes are an integral part of these financial statements.

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2007 and For the Period
For the Period From Inception
(April 3, 2003) to March 31, 2007

	Capital Shares	Capital Stock	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total
Balances at April 3, 2003	--	$ --	$ --	$ --	$ --
Capital contributions for period	100,000	1,000	17,100		18,100
Expenses paid by stockholder			18,780		18,780
Net income (loss)				(28,697)	(28,697)
Balances at March 31, 2005	100,000	1,000	35,880	(28,267)	8,183
Capital contributions for period			18,458		18,458
Net income (loss)				(16,854)	(16,854)
Balances at March 31, 2006	100,000	1,000	54,338	(45,551)	9,787
Capital contributions for year			15,005		15,005
Net income (loss)				(14,888)	(14,888)
Balances at March 31, 2007	100,000	$ 1,000	$ 69,343	$ (60,439)	$ 9,904

The accompanying notes are an integral part of these financial statements.

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Statement of Changes in Liabilities Subordinated
To Claims of General Creditors
For the Year Ended March 31, 2007 and For the Period
From Inception (April 3, 2003) to March 31, 2007

	For the Year Ended March 31, 2007	For the Period From Inception, (April 3, 2003) to March 31, 2007
Balances at April 3, 2003	$ --	$ --
Increases	--	--
Decreases	--	--
Balances at March 31, 2008	$ --	$ --

The accompanying notes are an integral part of these financial statements.

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Statement of Cash Flows
For the Year Ended March 31, 2007 and For the Period
From Inception (April 3, 2003) to March 31, 2007

	For the Year Ended March 31, 2007	For the Period From Inception, (April 3, 2003) to March 31, 2007
Cash flows from operating activities		
Net income (loss)	$ (14,888)	$ (60,439)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Change in assets and liabilities:		
Increase in other assets	(65)	(182)
Decrease (increase) in receivable from brokers and dealers	2,100	(1,818)
Increase (decrease) in accounts payable	(600)	-0-
Net cash provided (used) by operating activities	(13,453)	(62,439)
Cash flows from investing activities		
Net cash provided (used) by investing activities	--	--
Cash flows from financing activities		
Expense paid by shareholder	--	37,238
Capital contributions	15,005	33,105
Net cash provided (used) by financing activities	15,005	70,343
Net increase in cash	1,552	7,904
Cash at beginning of period	6,352	--
Cash at end of period	$ 7,904	$ 7,904

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for

Income taxes	$ --	$ --
Interest	$ --	$ --

The accompanying notes are an integral part of these financial statements.

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Notes to the Financial Statements
March 31, 2007

Note 1 -   Accounting Policies

Effective May 27, 2004, Sethi Financial Investments, Inc. (the "Company") registered as a broker/dealer in securities with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of a net operation loss carry forward. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Note 2 -   Development Stage Operations

The Company is a development stage corporation since it has not commenced principal operations as of March 31, 2007. Activities during the development stage have been directed toward obtaining and maintaining its status as a registered broker/dealer in securities. Cumulative losses incurred during the development stage aggregated $60,439 at March 31, 2007.

Note 3 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2007, the Company had net capital of approximately $9,722 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .00 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 -   Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 -   Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. As of March 31, 2007 the Company had not conducted any customer business and therefore there were no potential losses relating to this indemnification.

Note 6 -   Income Taxes

The Company has a net operating loss carryforward of $60,439 that expires between 2024 and 2027. An income tax benefit of $9,066 has not been reported in the financial statements because the Company believes there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

The following table reflects the changes in tax benefit:

	Deferred Tax Asset	Current Period Changes	Deferred Tax Asset March 31, 2009
Federal	$ 6,833	$ 2,233	$ 9,066
Valuation allowance	(6,833)	(2,233)	(9,066)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

Note 7 -   Related Party Transaction

The Company and an affiliate are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

For the year ended

March 31, 2007

Schedule I

SETHI FINANCIAL INVESTMENTS, INC.
(A Development Stage Corporation)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2007

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$	9,904
Liabilities subordinated to claims of general creditors		--
Total capital and allowable subordinated liabilities		9,904
Deductions and/or charges		
Non-allowable assets:		
Other assets		(182)
Net capital before haircuts on securities positions		9,722
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		--
Net capital	$	9,722

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Accounts payable	$	--
Total aggregate indebtedness	$	--

Schedule I (continued)

<u>SETHI FINANCIAL INVESTMENTS, INC.</u>
(A Development Stage Corporation)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 0
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 4,722
Excess net capital at 1000%	$ 9,722
Ratio: Aggregate indebtedness to net capital	.00 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
The differences in the computation of net capital under Rule 15c3-1 from the Company's computation are as follows:

Net capital per the Company's FOCUS IIA, March 31, 2007	$ 9,170
Overstatement of liabilities	734
Increase in non-allowable assets	(182)
Net capital per report pursuant to Rule 17a-5(d), March 31, 2007	$ 9,722

Schedule II

<u>SETHI FINANCIAL INVESTMENTS, INC.</u>
<u>(A Development Stage Corporation)</u>
<u>Computation for Determination of Reserve Requirements</u>
<u>Under Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of March 31, 2007</u>

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Emmett A. Larkin Company, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
March 31, 2007



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Sethi Financial Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Sethi Financial Investments, Inc. (the "Company"), for the year ended March 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
May 27, 2008



END